FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.	Date of Material Change

Februray 27, 2007

3.	News Release

A news release was issued by the Corporation on February 27, 2007 through the facilities of Canada NewsWire.

4.	Summary of Material Change

The Corporation has filed its 2007 Hammerstone Project Update with the Alberta Natural Resources Conservation Board, Alberta Environment and the Alberta Energy and Utilities Board.

5.	5.1 Full Description of Material Change

Please refer to the news release of the Corporation dated February 27, 2007 which is attached to this report as Schedule "A".

5.2 Disclosure for Restructuring Transactions

Not applicable

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted.

8.	Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Donald Dabbs
Senior Vice President
(403) 262-1838

9.	Date of Report

February 27, 2007.

SCHEDULE "A"

NEWS RELEASE

Birch Mountain Files 2007 Hammerstone Project Update

CALGARY, February 27, 2006 – Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD:TSX and AMEX) has filed its 2007 Hammerstone Project Update (the “2007 Project Update”) with the Alberta Natural Resources Conservation Board, Alberta Environment and the Alberta Energy and Utilities Board. The purpose of the 2007 Project Update is to inform regulators and regional stakeholders to Birch Mountain’s optimized development plan for the Hammerstone Project (“Hammerstone”).

The new plan stages plant capacities and capital expenditures to better align production capacity with current demand projections. The modified capital requirements from the 2007 Project Update are shown in the following table. Development capital expenditures for the 5-year period 2007 to 2011 are now C$108 million, down from C$229 million in the NI 43-101 Technical Report filed in August 2006 (the “2006 Technical Report”). The capital savings is due to the adoption of flash calciners for initial quicklime production, beginning on-schedule in 2009. The modular flash calciners reduce project risk and enhance flexibility because they are less expensive and can be brought on stream as the market grows. Commissioning of the first rotary kiln is now scheduled for 2012, when projected quicklime and hydrated lime sales require its construction.

Hammerstone Development Capital (C$ millions): 2007 Project Update.

Component	2007 to 2011	2012 to 2016	2016 to 2060	Total
Quarry & Aggregate Plant	11.9	11.3		23.2
Flash Calciner-1	24.0			24.0
Flash Calciner-2	30.0			30.0
Quicklime-1	42.0	42.0		84.0
Quicklime-2		74.0		74.0
Activation-1		74.0		74.0
Quicklime-3			148.0	148.0
Total	108	201	148	457
2006 Technical Report	229	233	74	536

The revised capital plan for Hammerstone presented in the 2007 Project Update was prepared using the quarry and aggregate plant information contained in the 2006 Technical Report, and new information prepared by Phoenix Process Engineering for the limestone-processing complex. Birch Mountain has also renewed its request for regulatory approval for facilities to produce cement, recalcine spent lime and permanently store solids derived from flue gas desulphurization. Because additional engineering studies and market research are needed to confirm commercial viability of these products, their associated costs and revenues were not included in the Hammerstone valuation reported in the 2006 Technical Report, nor are they included in the optimized capital plan (table above).

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO, or Derrick Kershaw, Senior Vice President Birch Mountain Resources Ltd. Tel: 403.262.1838 Fax: 403.263.9888	Equity Communications, LLC Steve Chizzik, Regional Vice President Tel: 908.688.9111 Fax: 908.686.9111

For further information, please visit the Company’s website at www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.